UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CURO Group Holdings Corp.
(Name of Issuer)

Common Stock, Par Value $ 0.001 Per Share
(Title of Class of Securities)

23131L 107
(CUSIP Number)

May 21, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23131L 107	Page 2 of 11 Pages
1	NAME OF REPORTING PERSON Friedman Fleischer & Lowe Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 9,194,051
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 9,194,051
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,194,051
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.1% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)   The percentage ownership is based on 45,761,419 shares of Common Stock outstanding following completion of a public secondary offering of Common Stock by certain stockholders of the Issuer (the “Secondary Offering”), as reported in the Issuer’s Rule 424(b)(1) prospectus (Registration No. 333-224913) filed with the Securities and Exchange Commission on May 17, 2018.  The Secondary Offering closed on May 21, 2018.

CUSIP No. 23131L 107	Page 3 of 11 Pages
1	NAME OF REPORTING PERSON FFL Parallel Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 344,140
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 344,140
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,140
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)   The percentage ownership is based on 45,761,419 shares of Common Stock outstanding following completion of a public secondary offering of Common Stock by certain stockholders of the Issuer (the “Secondary Offering”), as reported in the Issuer’s Rule 424(b)(1) prospectus (Registration No. 333-224913) filed with the Securities and Exchange Commission on May 17, 2018.  The Secondary Offering closed on May 21, 2018.

CUSIP No. 23131L 107	Page 4 of 11 Pages
1	NAME OF REPORTING PERSON FFL Executive Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 176,398
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 176,398
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,398
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)   The percentage ownership is based on 45,761,419 shares of Common Stock outstanding following completion of a public secondary offering of Common Stock by certain stockholders of the Issuer (the “Secondary Offering”), as reported in the Issuer’s Rule 424(b)(1) prospectus (Registration No. 333-224913) filed with the Securities and Exchange Commission on May 17, 2018.  The Secondary Offering closed on May 21, 2018.

CUSIP No. 23131L 107	Page 5 of 11 Pages
1	NAME OF REPORTING PERSON Friedman Fleischer & Lowe GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 9,714,589
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 9,714,589
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,714,589
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.2% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1) The percentage ownership is based on 45,761,419 shares of Common Stock outstanding following completion of a public secondary offering of Common Stock by certain stockholders of the Issuer (the “Secondary Offering”), as reported in the Issuer’s Rule 424(b)(1) prospectus (Registration No. 333-224913) filed with the Securities and Exchange Commission on May 17, 2018. The Secondary Offering closed on May 21, 2018.

CUSIP No. 23131L 107	Page 6 of 11 Pages
1	NAME OF REPORTING PERSON Friedman Fleischer & Lowe GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 9,714,589
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 9,714,589
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,714,589
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.2% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)   The percentage ownership is based on 45,761,419 shares of Common Stock outstanding following completion of a public secondary offering of Common Stock by certain stockholders of the Issuer (the “Secondary Offering”), as reported in the Issuer’s Rule 424(b)(1) prospectus (Registration No. 333-224913) filed with the Securities and Exchange Commission on May 17, 2018.  The Secondary Offering closed on May 21, 2018.

Item 1.

	(a)	Name of Issuer:
CURO GROUP HOLDINGS CORP.

	(b)	Address of Issuer’s Principal Executive Offices:

3527 North Ridge Road
Wichita, Kansas 67205

Item 2.

	(a)	Name of Person Filing:

Friedman Fleischer & Lowe Capital Partners II, L.P., FFL Parallel Fund II, L.P., FFL Executive Partners II, L.P., Friedman Fleischer & Lowe GP II, L.P. and Friedman Fleischer & Lowe GP II, LLC (collectively, the "Reporting Persons").

Pursuant to Rule 13d-1(d)(k)(1) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 99.1 to the Statement on Schedule 13G filed with the Securities and Exchange Commission on January 23, 2018, each Reporting Person has agreed to file one statement on Schedule 13G, including any amendments thereto.

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o FFL Partners, LLC, One Maritime Plaza, Suite 2200, San Francisco, CA 94111.

	(c)	Citizenship:

Friedman Fleischer & Lowe Capital Partners II, L.P., FFL Parallel Fund II, L.P., FFL Executive Partners II, L.P. and Friedman Fleischer & Lowe GP II, L.P. are limited partnerships organized under the laws of the State of Delaware.  Friedman Fleischer & Lowe GP II, LLC is a limited liability company organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share ("Common Stock")

	(e)	CUSIP Number:

23131L 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially own 9,714,589 shares of Common Stock which consists of 9,194,051 shares of Common Stock held by Friedman Fleischer & Lowe Capital Partners II, L.P., 344,140 shares of Common Stock held by FFL Parallel Fund II, L.P. and 176,398 shares of Common Stock held by FFL Executive Partners II, L.P. (collectively, the "FFL Funds"). The FFL Funds are controlled by Friedman Fleischer & Lowe GP II, L.P., their general partner, which is controlled by Friedman Fleischer & Lowe GP II, LLC, its general partner.

On May 14, 2018, the Issuer filed a Form S-1 (Registration No. 333-224913) with the Securities and Exchange Commission to register the sale of Common Stock by certain of the Issuer’s stockholders in the Secondary Offering.  Collectively, the FFL Funds sold 3,497,411 shares of Common Stock in the Secondary Offering at a price per share of $23.00

	(b)	Percent of class:

The percent of class represented by the amount of Common Stock beneficially owned by each Reporting Person is calculated based on a total of 45,761,419 shares of Common Stock outstanding upon the closing of the Secondary Offering, as reported in the Issuer’s Rule 424(b)(1) prospectus (Registration No. 333-224913) filed with the Securities and Exchange Commission on May 17, 2018.  The Secondary Offering closed on May 21, 2018.  Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of approximately the following percentages of the total number outstanding shares of Common Stock.

Friedman Fleischer & Lowe Capital Partners II, L.P.: 20.1%

FFL Parallel Fund II, L.P.: 0.8%

FFL Executive Partners II, L.P.: 0.4%

Friedman Fleischer & Lowe GP II, L.P. and Friedman Fleischer & Lowe GP II, LLC: 21.2%

	(c)	Number of shares as to which the person has:

Friedman Fleischer & Lowe Capital Partners II, L.P.

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 9,194,051

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 9,194,051

FFL Parallel Fund II, L.P.

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 344,140

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 344,140

FFL Executive Partners II, L.P.

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 176,398

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 176,398

Friedman Fleischer & Lowe GP II, L.P. and Friedman Fleischer & Lowe GP II, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 9,714,589

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 9,714,589

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Friedman Fleischer & Lowe Capital Partners II, L.P., a Delaware limited partnership, FFL Parallel Fund II, L.P., a Delaware limited partnership, and FFL Executive Partners II, L.P., a Delaware limited partnership.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2018

Friedman Fleischer & Lowe Capital Partners II, L.P.
by: Friedman Fleischer & Lowe GP II, L.P., its general partner by: Friedman Fleischer & Lowe GP II, LLC, its general partner by: Tully M. Friedman, its Managing Member

By:	/s/ Tully M. Friedman

FFL Executive Partners II, L.P. by: Friedman Fleischer & Lowe GP II, L.P., its general partner by: Friedman Fleischer & Lowe GP II, LLC, its general partner by: Tully M. Friedman, its Managing Member

By:	/s/ Tully M. Friedman

FFL Parallel Fund II, L.P. by: Friedman Fleischer & Lowe GP II, L.P., its general partner by: Friedman Fleischer & Lowe GP II, LLC, its general partner by: Tully M. Friedman, its Managing Member

By:	/s/ Tully M. Friedman

Friedman Fleischer & Lowe GP II, L.P. by: Friedman Fleischer & Lowe GP II, LLC, its general partner by: Tully M. Friedman, its Managing Member

By:	/s/ Tully M. Friedman

Friedman Fleischer & Lowe GP II, LLC by: Tully M. Friedman, its Managing Member

By:	/s/ Tully M. Friedman